Exhibit (a)(ii)

This Acceptance Letter is to be used by Holders of the debt securities indicated herein of Satélites Mexicanos, S.A. de C.V., as more fully described in the accompanying Offer to Purchase dated January 31, 2014 (the “Offer to Purchase”) in order to tender such debt securities pursuant to the Offer to Purchase. Capitalized terms used but not defined herein have the meanings given to them in the Offer to Purchase. The terms of the Change of Control Offer set forth in the Offer to Purchase, as well as the instructions in this Acceptance Letter, are hereby incorporated by reference and form part of the terms and conditions of this Acceptance Letter.

LETTER OF ACCEPTANCE

TO TENDER IN RESPECT OF

9.50% Senior Secured Notes due 2017

(CUSIP Nos. 80402R AA4, P8521X AA1, 80402R AB2 803895 AJ0)

of

Satélites Mexicanos, S.A. de C.V.

Pursuant to the Change of Control Offer of Satélites Mexicanos, S.A. de C.V. (the “Company”)

Dated January 31, 2014

THE CHANGE OF CONTROL OFFER WILL EXPIRE AT 5:00 P.M. (NEW YORK CITY TIME) ON MARCH 3, 2014, (THE “EXPIRATION DATE”). TENDERS OF NOTES PURSUANT TO THE CHANGE OF CONTROL OFFER MAY BE WITHDRAWN AT ANY TIME PRIOR TO 5:00 P.M. (NEW YORK CITY TIME) ON MARCH 4, 2014 (THE “WITHDRAWAL DATE”).

HOLDERS ARE NOT REQUIRED TO AND SHOULD NOT TENDER OR DELIVER NOTES TO THE COMPANY OR THE TRUSTEE AT ANY TIME.

To: Wilmington Trust, National Association, as Depositary

By Hand, Mail or Overnight Courier:

Wilmington Trust, National Association,

as depositary

Rodney Square North

1100 North Market Street

Wilmington, DE 19890-1615

Attn: Workflow Management, 5th Floor

By facsimile:

(For Eligible Institutions only):

(302) 636-4190

Attn: Workflow Management

Confirmation:

DTC2@wilmingtontrust.com

DELIVERY OF THIS ACCEPTANCE LETTER TO AN ADDRESS, OR TRANSMISSION VIA FACSIMILE OTHER THAN AS SET FORTH ABOVE WILL NOT CONSTITUTE A VALID DELIVERY.

THE INSTRUCTIONS CONTAINED HEREIN SHOULD BE READ CAREFULLY BEFORE THIS ACCEPTANCE LETTER IS COMPLETED.

HOLDERS WHO WISH TO BE ELIGIBLE TO RECEIVE THE CHANGE OF CONTROL PAYMENT (AS DEFINED BELOW) PURSUANT TO THE OFFER TO PURCHASE MUST VALIDLY TENDER THEIR NOTES TO THE DEPOSITARY AT OR PRIOR TO 5:00 P.M. (NEW YORK CITY TIME) ON THE EXPIRATION DATE. TENDERS OF NOTES PURSUANT TO THIS CHANGE OF CONTROL OFFER MAY BE WITHDRAWN AT ANY TIME PRIOR TO 5:00 P.M. (NEW YORK CITY TIME) ON THE WITHDRAWAL DATE.

This Acceptance Letter is to be used if delivery of Notes is to be made by book-entry transfer to an account maintained by the Depositary at DTC, unless an Agent’s Message is utilized. Delivery of documents to DTC does not constitute delivery to the Depositary.

LETTER OF ACCEPTANCE

Please indicate by marking the appropriate box below whether you wish to accept the Change of Control Offer. If the box is not checked, but this Acceptance Letter is executed and delivered to the Company, the undersigned will be deemed to have accepted the Change of Control Offer.

☐  ACCEPTANCE

List below the Notes to which this Acceptance Letter relates. If the space provided is inadequate, list certificate numbers and principal amounts on a separately executed schedule and affix the schedule to this Acceptance Letter. All principal amounts must be equal to $2,000.00 or integral multiples of $1,000.00 in excess thereof (or such smaller denominations issued to accommodate book entry positions created in denominations of less than $2,000 by DTC or its participants in accordance with Section 2.01(a) of the Indenture).

DESCRIPTION OF NOTES

Name(s) and Address(es) of Holder(s) (Please fill in, if blank)	Certificate Numbers*	Aggregate Principal Amount Represented**	Principal Amount Tendered

		Total:	Total:

*	Need not be completed by Holders whose Notes are held of record by DTC or its nominee.
**	Unless otherwise indicated in the column labeled “Principal Amount Tendered” and subject to the terms and conditions of the Change of Control Offer, a Holder will be deemed to have Accepted in respect of the entire aggregate principal amount represented by the Notes indicated in the column labeled “Aggregate Principal Amount Represented.” See Instruction 4.

NOTE: SIGNATURES MUST BE PROVIDED BELOW

PLEASE READ THE ACCOMPANYING INSTRUCTIONS CAREFULLY

Ladies and Gentlemen:

By execution hereof, the undersigned acknowledges receipt of the Offer to Purchase and this Acceptance Letter and instructions hereto, which together constitute the Company’s offer (the “Offer”) to purchase for cash all the Notes, upon the terms and subject to the conditions set forth in the Change of Control Offer.

Upon the terms of the Offer, subject to and effective upon acceptance for payment of and payment for the Notes tendered herewith in accordance with the terms of the Offer, the undersigned hereby sells, assigns and transfers to, or upon the order of, the Company all right, title and interest in and to all the Notes that are being tendered hereby, waives any and all rights with respect to the Notes (including, without limitation, the undersigned’s waiver of any existing or past defaults and their consequences with respect to the Notes), and releases and discharges any obligor of the Notes from any and all claims the undersigned may have now, or may have in the future, arising out of or related to the Notes, including, without limitation, any claims that the undersigned is entitled to receive additional principal or interest payments with respect to the Notes or to participate in any redemption or defeasance of the Notes, and the undersigned irrevocably constitutes and appoints the Depositary the true and lawful agent and attorney-in-fact of the undersigned with respect to such Notes, with full power of substitution and resubstitution (such power of attorney being deemed to be an irrevocable power coupled with an interest) to (a) deliver certificates representing such Notes, or transfer ownership of such Notes on the account books maintained by DTC, together, in each case, with all accompanying evidences of transfer and authenticity, to or upon the order of the Company, (b) present such Notes for transfer on the relevant security register and (c) receive all benefits or otherwise exercise all rights of beneficial ownership of such Notes (except that the Depositary will have no rights to or control over funds from the Company, except as agent for the Company for the Change of Control Payment), all in accordance with the terms of the Offer.

The undersigned understands that the acceptance provided hereby shall remain in full force and effect unless and until such acceptance is withdrawn in accordance with the procedures set forth in the Offer to Purchase and this Acceptance Letter, which procedures are hereby agreed to be applicable in lieu of any and all other procedures for withdrawal set forth in the Indenture, which are hereby waived.

The undersigned hereby represents and warrants that the undersigned has full power and authority to tender, sell, assign and transfer the tendered Notes and, when the same are accepted for payment by the Company, the Company will acquire good and marketable title thereto on or prior to the Expiration Date free and clear of all liens, charges, claims, encumbrances, interests and restrictions of any kind, and the same will not be subject to any adverse claim. The undersigned will, upon request, execute any additional documents deemed by the Company to be necessary or desirable to complete the sale, assignment and transfer of the tendered Notes.

All authority conferred or agreed to be conferred by this Acceptance Letter shall survive the death or incapacity of the undersigned and any obligation of the undersigned under this Acceptance Letter shall be binding upon the undersigned’s heirs, personal representatives, executors, administrators, successors, assigns, trustees in bankruptcy and legal representatives. Except as stated in the Offer to Purchase this tender is irrevocable.

All questions as to the form of all documents and the validity (including time of receipt) and acceptance of acceptances and withdrawal of acceptances will be determined by the Company, in its sole discretion, which determination shall be final and binding.

Unless otherwise indicated herein under the box captioned “Special Issuance Instructions,” the undersigned hereby requests that any checks for payments to it be issued to the order of, and delivered to, the undersigned. Similarly, unless otherwise indicated herein under the box captioned “Special Delivery Instructions,” the undersigned represents that any checks for payments be delivered to the undersigned at the address shown above.

In the event that the “Special Issuance Instructions” box or “Special Delivery Instructions” box is, or both are, completed, the undersigned hereby requests that any checks for payments be issued in the name(s) of, and be delivered to, the person(s) at the address so indicated, as applicable.

PLEASE SIGN ON THIS PAGE

This Acceptance Letter must be signed by the registered Holder(s) of Notes exactly as their name(s) appear(s) on certificate(s) for Notes or, if delivered by a DTC Participant, exactly as such participant’s name appears on a security position listing as the owner of Notes, or by person(s) authorized to become registered Holder(s) by endorsements and documents transmitted with this Acceptance Letter. If signature is by a trustee, executor, administrator, guardian, attorney-in-fact, officer or other person acting in a fiduciary or representative capacity, such person must set forth his or her full title below under “Capacity” and submit evidence satisfactory to the Company of such person’s authority to so act. See Instruction 5.

If the signature appearing below is not of the registered Holder(s) of the Notes, then the registered Holder(s) must sign a proxy, which signature must be guaranteed by an Eligible Institution. The acceptance proxy should accompany this Acceptance Letter.

X

X

Signature(s) of Registered Holder(s) or Authorized Signatory

Dated:                                 , 2014

Name(s):

(Please Print)

Capacity:

Address:

(Including Zip Code)

Area Code and Telephone No.:

Tax Identification or Social Security No.:

SIGNATURE GUARANTEE (See Instruction 5 below) Certain Signatures Must be Guaranteed by a Medallion Signature Guarantor

(Name of Eligible Institution Guaranteeing Signatures)

(Address (including zip code) and Telephone Number (including area code) of Firm)

(Authorized Signature)

(Printed Name)

(Title)

Date:                                 , 2014

SPECIAL ISSUANCE

INSTRUCTIONS

(See Instructions 5 and 6)

To be completed ONLY if payment is to be made to someone other than the person or persons whose signature(s) appear(s) within this Acceptance Letter.

Issue payment to:

Name:
(Please Print)

Address:

(Include Zip Code)

(Taxpayer Identification or Social Security Number)

SPECIAL DELIVERY

INSTRUCTIONS

(See Instructions 5 and 6)

To be completed ONLY if payment is to be sent to someone other than the person or persons whose signature(s) appear(s) within this Acceptance Letter or to such person or persons at an address different from that shown in the box entitled “Description of Notes” within this Acceptance Letter.

Deliver payment to:

Name:
(Please Print)

Address:

(Include Zip Code)

(Taxpayer Identification or Social Security Number)

INSTRUCTIONS

Forming Part of the Terms and Conditions of the Change of Control Offer

1. Delivery of this Acceptance Letter. To deliver this Acceptance Letter, a properly completed and duly executed copy or facsimile of this Acceptance Letter, and any other documents required by this Acceptance Letter, must be received by the Depositary at its address set forth herein on or prior to 5:00 p.m. (New York City time) on March 3, 2014. The method of delivery of this Acceptance Letter and all other required documents to the Depositary or the Company is at the election and risk of Holders. If such delivery is by mail, it is suggested that Holders use properly insured registered mail with return receipt requested, and that the mailing be made sufficiently in advance of the Expiration Date to permit delivery to the Depositary or the Company, as applicable, on or prior to such date. Except as otherwise provided below, the delivery will be deemed made when actually received or confirmed by the Depositary or the Company, as applicable. This Acceptance Letter should be sent only to the Depositary, not to the Company, the Trustee or DTC.

2. Requirements of Tender. This Acceptance Letter is to be completed by Holders (a) unless an Agent’s Message (as defined below) is utilized, if delivery of Notes is to be made pursuant to the procedures for book-entry transfer set forth in the Change of Control Offer or (b) if instructions are not being transmitted through the DTC Automated Tender Offer Program (“ATOP”). For a Holder validly to tender Notes pursuant to the Offer, either an Acceptance Letter (or a facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or, in the case of a book-entry transfer, an Agent’s Message (as defined below), and any other required documents, must be received by the Depositary at one of its addresses set forth on the back cover of this Change of Control Offer prior to 5:00 pm. (New York City time), on the Expiration Date and Notes must be delivered pursuant to the procedures for book-entry transfer set forth below (and a Book-Entry Confirmation (as defined below) received by the Depositary), in each case prior to 5:00 p.m. (New York City time) on the Expiration Date.

The term “Agent’s Message” means a message transmitted by DTC to, and received by, the Depositary and forming a part of the Book-Entry Confirmation, which states that DTC has received an express acknowledgment from each DTC Participant tendering through ATOP that such DTC Participant has received an Acceptance Letter and agrees to be bound by the terms of the Acceptance Letter and the Company may enforce such agreement against such DTC Participant.

The method of delivery of Notes and Acceptance Letters, any required signature guarantees and all other required documents, including delivery through DTC and any acceptance through ATOP, is at the election and risk of the person tendering and delivering acceptances or Acceptance Letters, and, except as otherwise provided in the Acceptance Letter, delivery will be deemed made only when actually received by the Depositary. If delivery is by mail, registered mail with return receipt requested is recommended and enough time should be allowed to ensure delivery prior to the Expiration Date.

No alternative, conditional or contingent tenders will be accepted and no fractional Notes will be purchased. All tendering Holders, by execution of this Acceptance Letter (or facsimile hereof), waive any right to receive any notice of the acceptance of their Notes for payment.

3. Inadequate Space. If the space provided herein is inadequate, the aggregate principal amount of Notes being tendered and the security numbers (if available) should be listed on a separate schedule attached hereto.

4. Partial Tenders. Tenders of Notes pursuant to the Change of Control Offer will be accepted only in a minimum principal amount equal to $2,000.00 or integral multiples of $1,000.00 in excess thereof (or smaller denominations issued to accommodate book entry positions created in denominations of less than $2,000 by DTC or its participants). If tenders of Notes are given for less than the entire principal amount of any Notes delivered, the Holder must fill in the principal amount as to which the tenders are given in the last column of the box entitled “Description of Notes” herein. A Holder will be deemed to have tendered in respect to the entire principal amount represented by Notes indicated in the column labeled “Aggregate Principal Amount Represented” under the caption “Description of the Notes”, unless otherwise indicated.

5. Signatures on this Acceptance Letter and Endorsement; Guarantee of Signatures. If this Acceptance Letter is signed by the registered Holder(s) of the Notes tendered hereby, the signature(s) must correspond exactly with the name(s) as written on the face of the certificate(s) without any change whatsoever.

If any of the Notes tendered hereby are owned of record by two or more joint owners, all such owners must sign this Acceptance Letter. If any Notes are registered in different names on several certificates, it will be necessary to complete, sign and submit as many separate copies of this Acceptance Letter and any necessary accompanying documents as there are different names in which certificates are held.

If this Acceptance Letter is signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing, and proper evidence satisfactory to the Company of its authority so to act must be submitted with this Acceptance Letter.

If this Acceptance Letter is signed by the registered Holder(s) of the Notes listed and transmitted hereby, no endorsements are required unless payment is to be made to a person other than the registered Holder(s).

Signatures on all Acceptance Letters must be guaranteed by a participant in a recognized Medallion Signature Program unless the Notes tendered hereby are delivered (1) by a registered Holder of Notes (or by a DTC Participant whose name appears on a security position listing as the owner of such Notes) who has not completed the box marked “Special Issuance Instructions” or the box marked “Special Delivery Instructions” in the Acceptance Letter, or (2) for the account of an Eligible Institution. If payment of the Purchase Price is to be made to or delivered to a person other than the registered Holder, then the signatures on the Acceptance Letter must be guaranteed by a Medallion Signature Guarantor as described above.

6. Special Issuance and Special Delivery Instructions. Holders should indicate in the applicable box or boxes the name and address to which payment of the Purchase Price should be made in connection with the Change of Control Offer, if different from the name and address of the registered Holder signing this Acceptance Letter.

7. Tax Consequences of the Offer. Each person delivering an Acceptance Letter should carefully consider the tax consequences of selling its Notes pursuant to the Offer, and should consult its own advisor as to the tax consequences relating to the Offer.

8. Irregularities. All questions as to the form of all documents and validity, eligibility (including time of receipt), acceptance and withdrawal of Acceptance Letters will be determined by the Company, in its sole discretion, which determination shall be final and binding. Alternative, conditional or contingent Acceptance Letters will not be considered valid. The Company reserves the absolute right to reject any or all deliveries of Acceptance Letters that are not in proper form or the acceptance of which would, in the Company’s opinion, be unlawful. The Company also reserves the absolute right in its sole discretion to waive any defect, irregularity or conditions of delivery as to particular Acceptance Letters, whether or not similar defects, irregularities or conditions are waived in the case of other Acceptance Letters. The Company’s interpretations of the terms and conditions of the Change of Control Offer (including the instructions in this Acceptance Letter) will be final and binding. Any defect or irregularity in connection with deliveries of Acceptance Letters must be cured within such time as the Company determines, unless waived by the Company. Deliveries of Acceptance Letters shall not have been deemed to have been made until all defects or irregularities have been waived by the Company or cured. None of the Company, the Trustee, the Depositary, the Paying Agent or any other person will be under any duty to give notification of any defects or irregularities in Acceptance Letters or any notices of withdrawal, or will incur any liability to Holders for failure to give any such notification.

9. Waiver of Conditions. The Company expressly reserves the absolute right, in its sole discretion, to amend or waive any of the conditions to the Change of Control Offer in the case of any Acceptance Letters delivered, in whole or in part, at any time and from time to time.

10. Requests for Assistance or Additional Copies. Questions relating to the procedure for delivering Acceptance Letters and requests for assistance or additional copies of the Change of Control Offer and this Acceptance Letter may be directed to the Company, whose address and telephone number appears on the back page of this Acceptance Letter.

The Depositary’s addresses for tendering of Notes and

delivery of all other documentation required pursuant to the Offer to Purchase are:

Wilmington Trust, National Association, as depositary

Rodney Square North

1100 North Market Street

Wilmington, DE 19890-1615

Attn: Workflow Management, 5th Floor

By facsimile:

(For Eligible Institutions only):

(302) 636-4190

Attn: Workflow Management

Confirmation:

DTC2@wilmingtontrust.com

By Mail:	By Overnight Courier:	By Hand:
Wilmington Trust, National Association Rodney Square North 1100 North Market Street Wilmington, DE 19890-1615 Attn: Workflow Management, 5th Floor	Wilmington Trust, National Association Rodney Square North 1100 North Market Street Wilmington, DE 19890-1615 Attn: Workflow Management, 5th Floor	Wilmington Trust, National Association Rodney Square North 1100 North Market Street Wilmington, DE 19890-1615 Attn: Workflow Management, 5th Floor

The Company’s addresses for delivery of any documentation or communication required pursuant to the Offer to Purchase:

Satélites Mexicanos, S.A. de C.V.

Paseo de la Reforma No. 222

Piso 20, Col. Juárez,

06600 México DF, México

By facsímile:

+52 (55) 2629-5865

Confirmation:

+52 (55) 2629-5800

Attn: Juan Antonio García Gayou Facha

By Mail:	By Overnight Courier:	By Hand:
Satélites Mexicanos, S.A. de C.V. Paseo de la Reforma No. 222 Piso 20, Col. Juárez, 06600 México DF, México	Satélites Mexicanos, S.A. de C.V. Paseo de la Reforma No. 222 Piso 20, Col. Juárez, 06600 México DF, México	Satélites Mexicanos, S.A. de C.V. Paseo de la Reforma No. 222 Piso 20, Col. Juárez, 06600 México DF, México

Any questions or requests for assistance or for additional copies of the Change of Control Offer, this Acceptance Letter or related documents may be directed to the Company at its respective telephone number set forth above. A Holder may also contact its broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Change of Control Offer.